Exhibit 99.52
News Release
THERATECHNOLOGIES ANNOUNCES A DISTRIBUTION AND LICENSING AGREEMENT FOR
EGRIFTA® IN LATIN AMERICA, AFRICA AND THE MIDDLE
EAST WITH SANOFI-AVENTIS
Montréal, Canada — December 6, 2010 —Theratechnologies (TSX: TH) announced today that a distribution and licensing agreement was signed with sanofi-aventis (“Sanofi”), for the commercialization rights to EGRIFTA® (tesamorelin for injection) in Latin America, Africa and the Middle East for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.
Terms of the Agreement
Under the terms of the Agreement, Theratechnologies will be responsible to supply EGRIFTA® to Sanofi. Sanofi will buy EGRIFTA® from Theratechnologies at an undisclosed selling price. Theratechnologies has kept all future development rights to EGRIFTA® and will be responsible for conducting research and development for any additional programs. Sanofi will be responsible to conduct all regulatory activities in the aforementioned territories in connection with EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, including seeking the approval of EGRIFTA® in the different countries. Theratechnologies granted Sanofi an option to commercialize EGRIFTA® in the aforementioned countries for other uses.
“Having worked in the sanofi-aventis group for the last 11 years, I am confident that this collaboration will be a strong and fruitful one for both of us. Building long-lasting mutually beneficial relationships will be a key to success for Theratechnologies. This is another critical step towards bringing value to our shareholders and further demonstrates our ability to execute our business plan,” commented Mr. John-Michel T. Huss, President and CEO of Theratechnologies. “Sanofi’s strong foothold and knowledge in these countries are invaluable assets to lead the submission process to the various regulatory agencies. Moreover, Sanofi’s extensive commercialization experience, which I know of first-hand, will be an important aspect of providing market access to EGRIFTA® as rapidly as possible,” concluded Mr. Huss.
“The structure of this agreement clearly emphasizes that we believe strongly in the potential of EGRIFTA® in these territories,” noted Mr. Luc Tanguay, Senior Executive Vice President and CFO of Theratechnologies. “This transaction is structured for Theratechnologies to receive a fair percentage of the selling price which will have a direct effect on our recurring revenues, and on the bottom-line, as we do not need to directly increase our expenses in order to achieve these revenues,” concluded Mr. Tanguay.
Conference Call and Webcast
The Company will hold a conference call and webcast today at 8:30 a.m. to discuss this strategic agreement. To participate, please dial: 1-416-981-9000 or 1-800-785-6380 (toll free). Please dial-in five minutes prior to the teleconference in order to ensure your participation. The webcast will be available on the Company’s website at http://www.theratech.com and at http://www.gowebcasting.com/2144.
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

A replay of the conference call will be available from 10:30 a.m. today, December 6, 2010, until December 20, 2010, at 11:59 p.m. at the following number: 1-416-626-4100, pass code 21495399# or 1-800-558-5253, pass code 21495399#. The webcast will be posted for 15 days at the link indicated above.
About EGRIFTA®
EGRIFTA®(tesamorelin for injection) is a synthetic analogue of the human growth hormone releasing factor (“GRF”) shown to reduce visceral fat in HIV-infected patients with excess abdominal fat associated with lipodystrophy. GRF is a hypothalamic peptide that acts on the pituitary cells in the brain to stimulate the synthesis and release of endogenous growth hormone. EGRIFTA® is approved for sale in the United States only.
About HIV-Associated Lipodystrophy
Several factors, including a patient’s antiretroviral drug regimen and the HIV virus itself, are thought to contribute to HIV-associated lipodystrophy, which is characterized by body composition changes. The changes in body composition may include excess abdominal fat accumulation, which is known as abdominal lipohypertrophy.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides. The Company targets unmet medical needs in specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced product, tesamorelin, an analogue of the human growth hormone releasing factor, was recently approved by the U.S. Food and Drug Administration as the first and only treatment for excess abdominal fat in HIV-infected patients with lipodystrophy. Tesamorelin is being exclusively commercialized in the U.S. by EMD Serono under the brand name EGRIFTA®.
For more information, please visit www.theratech.com
About sanofi-aventis
Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).
For more information on Sanofi-aventis, visit http://www.sanofi-aventis.com
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to: information regarding the growth of Theratechnologies.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. The assumptions made include, among others, that regulatory agencies in countries outside of the United States will also approve EGRIFTA®, and that Sanofi will be successful in commercializing

EGRIFTA® in the territories outlined in this press release. These risks and uncertainties include, but are not limited to: the risk that EGRIFTA® is not approved by regulatory agencies outside of the United States, or the risk that the commercialization efforts for EGRIFTA® do not result in the expected growth of the Company.
The Company refers potential investors to the “Risks and Uncertainties” section of its Annual Information Form (the “AIF”) dated February 23, 2010. The AIF is available at www.sedar.com under the Company’s public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents the Company’s expectations as of that date.

Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514-336-7800 x 205
communications@theratech.com

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